Intelligent Medicine Acquisition Corp.
9001 Burdette Rd.

Bethesda, MD 20817

November 3, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Matt Crispino and Jan Woo

Re:	Intelligent Medicine Acquisition Corp. Registration Statement on Form S-1 File No. 333-260205

Mr. Crispino and Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intelligent Medicine Acquisition Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, November 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Will Burns of Paul Hastings LLP, counsel to the Company, at (713) 860-7352, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Gregory C. Simon
Gregory C. Simon
Chief Executive Officer and Chief Financial Officer

[Signature Page to Acceleration Request]